## Способы связаться

www.linkedin.com/in/victor-nikonets (LinkedIn)

## Основные навыки

Sales Management
New Business Development
Account Management

## Languages

English
Polish
Russian
Ukrainian

# Victor Nikonets

Founder & CEO @ b0arding.com | lived in 3 continents
Сан-Франциско, Калифорния, Соединенные Штаты Америки

## Общие сведения

Holding a Master's in Business Administration from Warsaw Management University, I lead b0arding.com as Founder and CEO, leveraging my proficiency in new business development, strategy, and team leadership.
Honed my ability to innovate in the travel industry, committed to fostering a culture of disruption and collaboration. I apply my English, Ukrainian, Polish, and Russian language skills to bridge diverse perspectives and drive our team toward shared success.
Our AI-powered travel platform caters to the needs of millions of GenZ travelers, guiding them from planning to booking their adventures.

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## Опыт работы

**b0arding.com**
Founder & CE0
сентября 2022 - Present (2 года 3 месяца)
San Francisco Bay Area

The first video trip advisor for billions of GenZ travelers to trade video reviews for travel credits.

**Drope.me**
Investor
октября 2020 - Present (4 года 2 месяца)

**Aviato Club**
Co-Founder
апреля 2016 - октября 2022 (6 лет 7 месяцев)
Los Angeles, California, United States

Chain of live/work spaces

**Dollar Pet Diet**
Co-Founder
августа 2016 - сентября 2021 (5 лет 2 месяца)

Greater Los Angeles Area

Personalized pet diet platform

## Образование

### Warsaw Management University

Master's degree, Business Administration, Management and Operations · (2012 - 2014)

### Donetsk State Institute of Health P.E. and Sports

Teacher of P.E · (2003 - 2007)